SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3189	ETOLLEY@STBLAW.COM

VIA EDGAR

October 5, 2009

Re:	Team Health Holdings, L.L.C.

Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Team Health Holdings, L.L.C. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the proposed offering of the Company’s common stock by the Company and a selling stockholder.

The filing fee in the amount of $5,580 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at USBank on October 2, 2009.

Please note that the Company’s Form 10-K for the year ended December 31, 2007 and the Form 10-Q for the quarterly period ended June 30, 2008 and related financial statements were reviewed by the staff of the Securities and Exchange Commission (File No. 333-132495) from September 16, 2008 through March 26, 2009 by Jim B. Rosenberg, Senior Assistant Chief Accountant, and Vanessa Robertson, Staff Accountant.

Please do not hesitate to contact me at (212) 455-3189 or Ryan Bekkerus at (212) 455-2293 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Edward P. Tolley, III
Edward P. Tolley, III